Exhibit 99.4

Interim report for the first nine months of 2018 15 November 2018 1

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided. 2

Agenda Introduction Britt Meelby Jensen President & Chief Executive Officer Financial highlights Mats Blom Executive Vice President & Chief Financial Officer Business highlights Adam Steensberg Executive Vice President & Chief Medical and Development Officer Summary and Outlook Britt Meelby Jensen President & Chief Executive Officer Q&A 3

Highlights in Q3 2018 and the period thereafter Financial strength secured • Royalty sale for USD 205 million Advancements in late stage programs • • Dasiglucagon for severe hypoglycemia: Pivotal Phase 3 trial results Glepaglutide for short bowel syndrome: Pivotal Phase 3 trial initiated Progress in early clinical and pre-clinical programs • • • Once-weekly GLP-1/Glucagon dual agonist for Obesity/ T2D advanced into Phase 1b by Boehringer Ingelheim GLP-1/GLP-2 dual agonist selected for Phase 1 start in 2019 Complement C3 inhibitors added to rare disease pre-clinical pipeline Expansion of leadership team • Appointment of Marino Garcia as Senior Vice President, Corporate and Business Development 4

We have four late stage programs and a promising early pipeline

Product Candidate	Indication
Glepaglutide GLP-2 analog	Short bowel syndrome
Elsiglutide GLP-2 analog	Undisclosed
Dasiglucagon Hypopal® Rescue Pen	Severe hypoglycemia
Dasiglucagon Rare Diseases	Congenital hyperinsulism
Dasiglucagon Dual-hormone Pump Therapy	Diabetes management[1]
GLP-1/GLU Dual Agonist	Obesity/Type 2 diabetes[2]
Amylin Analog	Obesity/Type 2 diabetes[2]
GLP-1/GLP-2 Dual Agonist	Short bowel syndrome
Complement C3 Inhibitors	Undisclosed
GIP/GLP-1/Glucagon Mono/Dual/Triple	Undisclosed
Ion Channel Blockers	Undisclosed


Pre-clinical
Phase 1
Phase 2
Phase 3
Registration

[1] Partnered with Beta Bionics; [2] Partnered with Boeringer Ingelheim

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Financial highlights Mats Blom Executive Vice President & Chief Financial Officer 6

In September, we sold royalty streams and milestones for USD 205 million to Royalty Pharma, immediately realizing the value Proceeds from royalty transaction USD million (DKK million) Sale of future royalties and two commercial milestones from Soliqua® 100/33 and Lyxumia® to Royalty Pharma 205 (1,310) Rationale ~58 (~369) • Secures funding to continue bringing our late-stage product candidates to market Increases transparency on value potential in clinical pipeline Reduces uncertainty on revenue from Sanofi partnership Provides even stronger cash position and eliminates all debt • • • Gross Proceeds Repayment of debt and expenses Net proceeds 7 1. Zealand Pharma company announcement no. 21– 6 September 2018 147 (941)

2018 financial results in line with plan Restated 8 DKK ‘000 Q1-Q3 2018 Q1-Q3 2017 Restated FY 2017 Income statement Revenue (royalties and milestone payments) Royalty expenses Research and development expenses Administration expenses Other operating income 24,858 125,799 136,322 -3,356 -12,742 -14,163 -300,468 -221,204 -324,667 -30,153 -30,991 -47,470 1,099,201 493 607 Operating result 790,082 -138,645 -249.371 Net financial items Tax -32,034 -30,082 -31,387 -53,793 4,125 5,500 Net result for the period (after tax) 704,255 -164,602 -275,258

Cash position continues to be strong Statement of financial position USD 230 million 9 * DKK 177 million or 13.5% of the proceeds from the royalty sale to be paid to third parties in Q4 2018 Total cash position of DKK 1,479 million / (Sep 30 2018)* DKK ‘000 September 30, 2018 Statement of financial position Cash and cash equivalents Restricted cash Securities Total assets Share capital (‘000 shares) Equity Equity ratio Royalty bond 1,478,612 0 0 1,523,070 30,759 1,240,766 0.81 0

2018 financial guidance unchanged 10 Net Operating Expenses 2018 Net operating expenses reflects an increase in spending on glepaglutide and dasiglucagon Phase 3 clinical trials DKK 475-495 m / USD 73-77 m

Business highlights Adam Steensberg Executive Vice President & Chief Medical and Development Officer 11

Glepaglutide for short bowel syndrome We aspire to reduce the burden of living with short bowel syndrome offering glepaglutide as a best-in-class GLP-2 treatment by Glepaglutide • Stable GLP-2 analog • Forms depot at the injection site • Potential for once-weekly dosing with effective t½ of ~50 hours 12 SBS is a chronic and debilitating disease marked by impaired intestinal absorption, diarrhea, and metabolic complications. Patients depend on complex daily parenteral support (PS) for nutrition and hydration.

Glepaglutide (Short bowel syndrome) Pivotal Phase 3 trial initiated with once and twice weekly dosing Trial design • Double-blind, placebo controlled trial in 129 SBS patients evaluating safety and efficacy of twice and once weekly glepaglutide over 24 weeks of dosing Screening Follow-up Run-in Treatment Primary endpoint • Reduction in parenteral support (PS) volume at week 24 Key secondary endpoints • Relative reduction in PS • Fraction of patients achieving one day off PS -8 to -2 0 4 8 12 16 20 24 28 Weeks from first treatment 13 1:1:1 randomization Glepaglutide twice a week Glepaglutide once a week Placebo

Dasiglucagon HypoPal® rescue pen for severe hypoglycemia

We aspire to improve rescue treatment for severe hypoglycemia

Dasiglucagon

- Ready-to-use glucagon analog[4]
- Fast onset of action
- Preferred mode of administration with ready-to-use auto-injector pen
- Stability at refrigerated temperature (5ºC / 41ºF) and room temperature (25ºC / 77ºF)


HypoPal®

For illustration only

Severe hypoglycemia is a large burden for Diabetes patients

- One of the most feared complications for insulin-treated patients[1]
- Happens to up to 40% of type 1 diabetes patients every year[2]
- ~300,000 hospitalizations per year in the U.S.[3]



[1] Kalra 2013, UK Hypoglycemia Study Group; [2] International Hypoglycemia Study Group. *Diabetes Care*. 2015;38:1583–1591; [3] National Diabetes Statistics Report. CDC. 2014; [4] Zealand Pharma Data on file

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Dasiglucagon HypoPal® rescue pen

Positive results from pivotal Phase 3 trial

Phase 3 trial

Objective was to compare the glycemic response observed after administration of dasiglucagon with that of placebo and that of currently marketed glucagon, in powder form for reconstitution prior to injection.

Minutes to plasma glucose recovery	Dasiglucagon 82 subj	Placebo 43 subj	GlucaGen® 43 subj
Median (95% CI distribution-free)	10 (10, 10)	40 (30, 40)	12 (10, 12)
Log-rank test vs placebo	$p<0.001$		

Plasma glucose increase of 20 mg/dL	Dasiglucagon 82 subj	Placebo 43 subj	GlucaGen® 43 subj
Within 15 minutes	99%	2%	95%
Fisher's exact test	$p<0.001$		

Results

- All primary and key secondary endpoints successfully achieved
- 99% of patients on dasiglucagon recovered from low blood glucose within 15 minutes
- Median time to plasma glucose recovery of 10 minutes with dasiglucagon

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Dasiglucagon for diabetes dual-hormone pump therapy A future with fully automated diabetes care using dasiglucagon in a dual hormone pump system 2 Glucose sensor/CGM2 Pump device partner Beta Bionics has Pre-filled insulin and glucagon cartridges received IDE approval from FDA 1 3 Integrated insulin and glucagon pump and infusion set1 1 Phase 2b: Reduced in scope to provide bridging data in the iLet™ pump by Beta Bionics, to prepare for Phase 3 initiation based on FDA interactions. Expected to complete in H1 2019. + Dasiglucagon 4 mg/ml 1 Example of pump device – www.betabionics.com; 2 Example of sensor devise – www.dexcom.com 16 Dasiglucagon INSULIN

Dasiglucagon for congenital hyperinsulinism (CHI) Improving the lives of children with congenital hyperinsulinism providing a nonsurgical treatment option by • • Phase 3 trial with 32 CHI children to initiate Q4 2018 Phase 3 pump collaboration with Roche Diabetes Care • Initiation of second Phase 3 trial with CHI neonates in Q1 2019 17

Candidates for Obesity/Type 2 Diabetes in Phase Boehringer Ingelheim1 1 development with GLP-1/glucagon dual acting analog Long-acting amylin analog GLP-1/glucagon dual acting analog1: Body weight reduction in a model of obesity2 Once weekly drug candidate with potential to improve blood sugar and weight loss control Once weekly drug candidate with demonstrated significant weight loss in pre-clinical models of obesity Successfully completed Phase 1a trial and advanced into Phase 1b trial Lead replaced by a stronger back-up candidate, anticipated to enter Phase 1 in H1 2019 GLP-1 agonist (10 nmol/kg) ZP-GLP-1/Glu (10 nmol/kg) Time (days) 1. Boehringer Ingelheim holds global development and commercial rights by; 2. Skarbaliene et al. Keystone meeting, Copenhagen, Denmark, 2017 18 Body Weight (g)

GLP-1/GLP-2 dual agonist ready for Phase 1 in 2019 A potent once-weekly GLP-1/GLP-2 and metabolic diseases dual agonist for treatment of short bowel syndrome and other gastrointestinal Vehicle GLP-2 agonist GLP1/GLP-2 dual agonist GLP-1 effect 1000 800 GLP-1/GLP-2 dual agonist (nmol/kg) 600 400 200 GLP-2 effect 0 GLP-1/GLP-2 dual agonist (nmol/kg) 19 Small intestine Sm a ltl ointtae sltisnue r-fTaoctael sau rfea cae a re a (cm 2 SEM) *** ***

Pre-clinical progress in long-acting C3 complement The complement system2 inhibitor • Altered activation of the complement cascade is implicated in many immune mediated diseases1 • Peptides may offer greater specificity and administration advantages over other modalities • We have identified novel potent selective C3 long-acting peptide inhibitors for pre-clinical development 1 E.g. paroxysmal nocturnal hemoglobinuria, cold agglutinin disease, myasthenia gravis and C3 glomeropathy 2 Ricklin et al, 2016, Nature Reviews Drug Discovery, 12:383-401 20

Summary and outlook Britt Meelby Jensen President & Chief Executive Officer 21

The Zealand Investment Thesis Three Phase 3 product candidates in 2018 expecting markets in 2 to 4 years to launch into major • • • Glepaglutide for short bowel syndrome Dasiglucagon HypoPal® rescue pen Dasiglucagon for congenital hyperinsulinism Validated peptide platform with multiple promising options in the early pipeline Opportunities for additional high-value partnerships Financial strength and a strong team with ability to deliver 22

Milestones through 2019 Glepaglutide Dasiglucagon Early Pipeline Partnered Programs Short bowel syndrome Pivotal Phase 3 updates HypoPal® rescue pen Pediatric Phase 3 results GLP-1/GLP-2 dual agonist Phase 1 initiation GLP-1/GLU dual agonist1 Phase 1b results HypoPal® rescue pen NDA submission Complement C3 inhibitor Pre-clinical update Amylin analog1 Phase 1 initiation with stronger lead candidate Congenital hyperinsulism Phase 3 initiation (2018) Congenital hyperinsulism Second Phase 3 initiation Dual hormone pump therapy Phase 2b completion 23 1 Partnered with Boehringer Ingelheim

ZEALAND PHARMA v Q&A •